CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Kirkland Lake Gold Ltd. are the responsibility of management and have been approved by the Board of Directors.

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A system of internal controls has been developed and is maintained by management to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The consolidated financial statements include estimates based on the experience and judgment of management in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The Board of Directors exercises its responsibilities for ensuring that management fulfills its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Ltd. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors.

These consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

(Signed) "Anthony Makuch"	(Signed) "David Soares"
Anthony Makuch	David Soares
President and Chief Executive Officer	Chief Financial Officer

February 24, 2021
Toronto, Canada

Management’s Report on Internal Control Over Financial Reporting

The management of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kirkland Lake Gold's internal control over financial reporting as of December 31, 2020, and has concluded that such internal control over financial reporting is effective.

The Company has limited the scope of its disclosure controls and procedures and internal control over financial reporting evaluation to exclude Detour Gold, as permitted by securities regulators.

The table below presents certain summary financial information included in the Company’s consolidated annual financial statements amounts related to Detour Gold excluded from our evaluation:

Selected financial information from the consolidated statements of operations and comprehensive income (In thousands of United States Dollars)	January 31, 2020 - December 31, 2020
Production costs	$356,072
Royalty expense	18,445
Depletion and depreciation	214,793
Exploration	1,990
Earnings from operations	369,555

Selected financial information from the consolidated statements of financial position (In thousands of United States Dollars)	As at December 31, 2020
Current assets	$280,151
Non-current assets	4,190,604
Current liabilities	126,809
Non-current liabilities	1,045,358

The effectiveness of Kirkland Lake Gold’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, Chartered Professional Accountants, an independent registered public accounting firm, as stated in their report that appears therein.

(Signed) "Anthony Makuch"	(Signed) "David Soares"
Anthony Makuch	David Soares
President and Chief Executive Officer	Chief Financial Officer

February 24, 2021
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Kirkland Lake Gold Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kirkland Lake Gold Ltd. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for the Acquisition of Detour Gold Corporation

As discussed in Notes 4 and 6 to the consolidated financial statements, the Company completed the acquisition of Detour Gold Corporation (“Detour”) on January 31, 2020 and acquired 100% of the issued and outstanding shares of Detour by issuing shares of the Company with an acquisition date fair value of $3,134,444 thousand. In allocating the purchase consideration to the acquired assets and liabilities, $2,364,184 thousand was allocated to mining interests. To determine the fair value of mining interests, the Company used a discounted cash flow approach.

We identified the evaluation of the fair value of mining interests assets acquired in the Detour acquisition as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty associated with the key inputs being the future gold prices, foreign exchange rates, expected future production costs and capital expenditures, discount rate and the estimated quantities of mineral reserves and resources.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to this critical audit matter. This included controls related to the Company’s process to estimate the fair value of the acquired mining interests, including controls over the review of key inputs used in the Company’s estimated fair value of mining interests. We compared the future production costs and capital expenditures in the discounted cash flow models to third party technical reports and to actual historical costs incurred. We evaluated the Company’s estimate of mineral reserves and resources by comparing the estimates to third party technical reports and actual historical results incurred. We involved valuation professionals with specialized skills and knowledge, who assisted with 1) evaluating the future gold prices and foreign exchange rates by comparing to estimates that were independently developed using publicly available third party sources and data for comparable entities; and 2) evaluating the Company’s discount rate, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

Evaluation of Uncertain Tax Positions

As discussed in Notes 4 and 10 to the consolidated financial statements, in determining the provision for income taxes, the Company interprets income tax legislation, case law and records an estimate of the amount required to settle income tax obligations. The Company is subject to income tax audits by tax authorities in the jurisdictions in which it operates. Income tax law can be complex and the interpretation of income tax laws by tax authorities or the courts may vary from the Company’s view.

We identified the evaluation of uncertain income tax positions as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s interpretation of, and compliance with income tax law in the relevant jurisdictions and the estimate of the ultimate resolution of its income tax filing positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s income tax process, including controls related to the identification and interpretation of income tax law in the various jurisdictions in which it operates and the determination of uncertain income tax positions. We involved tax professionals with specialized skills, industry knowledge, and relevant experience who assisted in evaluating the Company’s interpretations of income tax legislation and case law by 1) inspecting advice obtained by the Company from external specialists, and 2) developing an independent assessment of the Company’s uncertain income tax positions based on our understanding and interpretation of income tax laws and comparing it to the Company’s assessment.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2010.
Toronto, Canada February 24, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kirkland Lake Gold Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2021 expressed an unqualified opinion on those consolidated financial statements.

Management have excluded certain summary financial information included in the Company’s consolidated financial statements amounts from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 related to Detour Gold associated with:

Production costs	$356,072
Royalty expense	18,445
Depletion and depreciation	214,793
Exploration	1,990
Earnings from operations	369,555

Current assets	$280,151
Non-current assets	4,190,604
Current liabilities	126,809
Non-current liabilities	1,045,358

Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Detour with respect to these amounts.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 24, 2021

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Financial Position
(In thousands of United States Dollars)

As at	Note	December 31, 2020	December 31, 2019
Assets
Current assets
Cash & cash equivalents		$847,638	$707,206
Accounts receivable	11	18,674	16,678
Inventories	12	149,203	47,686
Prepaid expenses		16,667	9,589
Income tax receivable		4,488	13,471
		1,036,670	794,630
Non-current assets
Other long-term assets	13	115,887	255,329
Mining interests and plant and equipment	14	5,804,199	1,496,926
Intangible asset	3	89,697	—
Deferred tax assets	10	34,083	10,732
		$7,080,536	$2,557,617
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$235,950	$139,183
Dividends payable		50,268	12,577
Share based liabilities	17	25,745	36,783
Lease obligations	16	6,896	10,176
Income tax payable		141,513	188,450
Provisions	18	71,976	29,776
		532,348	416,945
Non-current liabilities
Share based liabilities	17	8,618	18,474
Lease obligations	16	19,275	5,140
Provisions	18	164,807	43,987
Deferred proceeds	19	77,575	—
Deferred tax liabilities	10	1,192,982	256,317
		$1,995,605	$740,863
Shareholders' equity
Share capital		3,289,497	886,309
Reserves		31,244	28,843
Accumulated other comprehensive income		235,709	14,571
Retained earnings		1,528,481	887,031
		5,084,931	1,816,754
		$7,080,536	$2,557,617

Commitments and Contractual Obligations (Note 26)

APPROVED ON BEHALF OF THE BOARD:

Signed "Jeff Parr", DIRECTOR                Signed "Anthony Makuch", DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2020 and December 31, 2019
(In thousands of United States Dollars, except per share amounts)

		Year ended	Year ended
	Note	December 31, 2020	December 31, 2019
Revenue		$2,460,104	$1,379,988
Production costs		(587,306)	(281,034)
Royalty expense		(85,485)	(36,432)
Depletion and depreciation	14	(383,052)	(168,921)
Earnings from mine operations		1,404,261	893,601
Expenses
General and administrative		(60,490)	(45,365)
Transaction costs	6	(33,131)	(1,236)
Exploration		(14,415)	(33,469)
Care and maintenance		(33,004)	(1,191)
Rehabilitation costs	18	(33,730)	—
Earnings from operations		1,229,491	812,340
Other loss, net	8	(72,489)	(18,817)
Finance items
Finance income	9	3,543	6,941
Finance costs	9	(7,836)	(2,282)
Earnings before income taxes		1,152,709	798,182
Current income tax expense	10	(276,945)	(189,572)
Deferred income tax expense	10	(88,059)	(48,530)
Net earnings		787,705	560,080
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		236,360	43,139
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	13	(15,222)	59,343
Total other comprehensive income (loss)		221,138	102,482
Comprehensive income		$1,008,843	$662,562

Basic earnings per share	20(c)	$2.91	$2.67
Diluted earnings per share	20(c)	$2.91	$2.65

Weighted average number of common shares outstanding (in 000's)
Basic	20(c)	270,401	210,142
Diluted	20(c)	271,355	211,645
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and December 31, 2019
(In thousands of United States Dollars)

		Year ended	Year ended
	Note	December 31, 2020	December 31, 2019
Operating activities
Net earnings		$787,705	$560,080
Adjustments for the following items:
Depletion and depreciation		383,052	168,921
Share based payment expense	17	10,457	9,307
Redeemed share based units	17	(31,907)	(2,453)
Other loss (income), net		70,188	24,985
Finance items, net		1,938	(4,659)
Loss on derivatives		2,355	—
Income tax expense		365,004	238,102
Accretion on long-term debt		298	—
Rehabilitation costs		33,730	—
Cash reclamation expenditures		(11,553)	(938)
Change in non-cash working capital	21	22,065	(25,400)
Operating cash flows before interest and income taxes		1,633,332	967,945
Interest received		3,543	6,941
Income tax paid		(321,084)	(55,496)
Net cash provided by operating activities		1,315,791	919,390
Investing activities
Additions to mining interests	14	(239,713)	(258,010)
Additions to plant and equipment	14	(343,014)	(198,413)
Investments in equity securities	13	(27,244)	(34,382)
Proceeds received from Newmont Option	19	75,000	—
Payments received from sub-leases		250	251
Sale of investments in equity securities	13	174,334	—
Other		(3,301)	1,449
Transfer from restricted cash, net		—	22,232
Cash and cash equivalents acquired in Detour acquisition	6	173,916	—
Net cash used in investing activities		(189,772)	(466,873)
Financing activities
Net credit facility repayment	6	(98,643)	—
Unwinding of derivative liabilities	6	(30,259)	—
Proceeds from exercise of stock options	20(a)	3,581	2,622
Interest paid		(3,525)	(922)
Payment of lease obligations	16	(10,216)	(14,673)
Share repurchases	20(a)	(732,436)	(42,775)
Payment of dividends	20(a)	(115,942)	(29,470)
Net cash used in financing activities		(987,440)	(85,218)
Impact of foreign exchange on cash balances		1,853	7,680
Change in cash		140,432	374,979
Cash, beginning of year		707,206	332,227
Cash, end of year		$847,638	$707,206

Supplemental cash flow information – Note 21
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020 and December 31, 2019
(In thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2018		209,823	$923,964	$35,135	($103,373)	$15,462	$391,918	$1,263,106
Exercise of share options, including transfer from reserves	20(a)	671	3,855	(1,233)	—	—	—	2,622
Share issuance		258	1,265	(1,265)	—	—	—	—
Share based payments expense		—	—	3,434	—	—	—	3,434
Modification of share based payment, net of tax	17(i)	—	—	(7,228)	—	—	(29,248)	(36,476)
Foreign currency translation		—	—	—	43,139	—	—	43,139
Change in fair value of investments in equity securities, net of $9,548 tax expense		—	—	—	—	59,343	—	59,343
Dividends declared	20(a)	—	—	—	—	—	(35,719)	(35,719)
Share repurchases		(1,127)	(42,775)	—	—	—	—	(42,775)
Net earnings		—	—	—	—	—	560,080	560,080
Balance at December 31, 2019		209,625	$886,309	$28,843	($60,234)	$74,805	$887,031	$1,816,754
Exercise of share options, including transfer from reserves	20(a)	182	4,173	(592)	—	—	—	3,581
Reclassification of foreign currency translation		—	—	—	(7,378)	—	7,378	—
Acquisition of Detour Gold Corporation	6	77,217	3,131,451	2,993	—	—	—	3,134,444
Foreign currency translation		—	—	—	243,738	—	—	243,738
Change in fair value of investments in equity securities, net of $1,644 tax expense		—	—	—	—	(15,222)	—	(15,222)
Dividends declared	20(a)	—	—	—	—	—	(153,633)	(153,633)
Share repurchases	20(a)	(18,926)	(732,436)	—	—	—	—	(732,436)
Net earnings		—	—	—	—	—	787,705	787,705
Balance at December 31, 2020		268,098	$3,289,497	$31,244	$176,126	$59,583	$1,528,481	$5,084,931

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with three wholly-owned operating mines, four wholly-owned mines currently on care and maintenance and exploration properties in Canada and Australia. On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation ("Detour") (see Note 6).

2. BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied in the consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted. The consolidated financial statements were approved by the Company’s Board of Directors on February 24, 2021.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

The subsidiaries of the Company as at December 31, 2020 and their principal activities are described below:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Name	Country of Incorporation	Proportion of Ownership Interest	Principal Activity
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrew Goldfields Ltd.	Canada	100%	Non-operating
Detour Gold Corporation	Canada	100%	Operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Kirkland Lake Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Kirkland Lake Gold Australia Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Non-operating
b)Foreign currency translation
The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries up until December 31, 2020 was the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company.

The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under International Accounting Standards ("IAS") 21 and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis. Since the Company's presentation currency continues to be the United States dollar, there is no impact to comparative financial statement figures.

In preparing the financial statements of the individual entities, transactions in currencies other than the respective entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.
Exchange differences arising from foreign currency transactions are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.
On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

c)Business Combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred.

d)Revenue recognition

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of the transfer of control.

e)Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a financial liability contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Warrant investments are classified as FVPL.

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income ("OCI") with no reclassification to the consolidated statements of earnings. The election is available on an investment-by-investment basis. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, restricted cash, trade receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are de-recognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including warrants and embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instrument fair value measurements are classified into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Impairment of financial assets
A loss allowance for expected credit losses is recognized in earnings for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments.
The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.
De-recognition of financial assets and liabilities
A financial asset is de-recognized when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then de-recognition is appropriate.
A financial liability is de-recognized when the associated obligation is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in net earnings as a gain or loss on debt extinguishment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

f)Cash and cash equivalents
Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.
g)Inventories and stockpiled ore
Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in-process inventory (stockpiled ore, gold in circuit), bullion inventories as well as materials and supplies inventory.
For work-in-process inventory, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.
Supplies and consumables are valued at the lower of weighted average cost and net realizable value.

h)Exploration & evaluation expenditures

Exploration expenditures relate to costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. The Company expenses exploration costs as incurred given the low degree of confidence that a future economic benefit will flow to the Company.

Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. The Company capitalizes evaluation costs when there is a high degree of correlation between the expenditure incurred and the discovery of specific mineral resources.

Capitalized evaluation costs are subsequently re-classified to Mining Interest once the technical feasibility and commercial viability of an exploration project has been demonstrated and is the point at which management decides to proceed with developing the project. This typically includes, but is not limited to, completion of an economic feasibility study and the receipt of the applicable construction and operating permits for the project. Future expenditures incurred in the development of that exploration project are subsequently accounted for in accordance with the Company’s Mining Interest policy, as described in note 2(i).

Prior to re-classification of capitalized evaluation costs to Mining Interest, the Company performs an impairment test, based on the recoverable amount. In addition, the carrying values of capitalized evaluation costs are reviewed for possible impairment when an impairment indicator exists, including but not limited a decision of abandonment in relation to the area of interest.

Capitalized evaluation costs are not subject to depletion until they are re-classified to Mining Interest, at which point they are depleted in accordance with the Company’s Mining Interest policy as described in note 2(i).

i)Mining interest

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are de-recognized and any associated gains or losses are recognized in profit or loss.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

The carrying amounts of mining properties are depleted using the unit-of-production ('UOP') method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:
–a significant portion of plant/mill capacity has been achieved;
–a significant portion of available funding is directed towards operating activities;
–a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.
Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Deferred Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically, the process of which is referred to as stripping. Once an open pit mining operation (or pit) is determined to no longer be in the pre-production stage, costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to deferred stripping costs within Mining Interests.

Production phase stripping costs, which are those incurred during the production stage of a mine (or pit), are accounted for as costs of inventory produced during the period, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body.

Production phase stripping costs generate a future economic benefit when the related stripping activity improves access to a component of the ore body to be mined in the future, increases the fair value of the mine (or pit) or increases its productive capacity. Production phase stripping costs that are expected to generate a future economic benefit are capitalized as deferred stripping costs within Mining Interest.

Deferred stripping costs are depreciated on a UOP basis whereby the denominator is the estimated ore tonnes considered probable of economic extraction based on the current LOM plan that benefit from the stripping activity.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Plant and equipment
Plant and equipment is carried at cost less accumulated depreciation and impairment losses or initially measured at fair value if purchased as part of a business combination. The cost of plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(j).
Depreciation is recorded on a straight-line or UOP basis, over the shorter of the useful life of the asset or the remaining LOM. The LOM is based on estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. Depreciation associated with plant and equipment which is utilized in the development of an asset is capitalized as development costs attributable to the related asset.
Estimated useful lives for depreciable plant and equipment normally vary from two to twenty years.
Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives or depreciation methods resulting from such review are accounted for prospectively.
Right-of-use assets
Contracts that convey the right to the Company to control the use of an identified asset for a period of time in exchange for consideration is accounted for as a lease, resulting in the recognition of a right-of-use ('ROU') asset at the commencement of the lease. The ROU asset is measured at cost and includes the following:
    (i) the amount of the initial measurement of the lease liability;
    (ii) any lease payments made at or before the commencement dates, less any lease incentives received;
    (iii) any initial direct costs; and
(iv) an estimate of costs to restore the underlying asset, and any site upon which it is located, to the condition required by the terms and conditions of the lease.
ROU assets are depreciated on a straight-line basis over the shorter of the asset's useful life and the lease term.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

j)Intangibles

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Definite life intangibles, such as contract assets, are subsequently depreciated over the life of the contract on a straight-line basis. Indefinite life intangibles are not depreciated but are subject to impairment considerations discussed in note 3(l).

k)Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. Borrowing costs incurred to finance qualifying assets that from part of general borrowings are capitalized based upon a weighted average capitalization rate. All other borrowing costs are expensed in the period they occur. Capitalization of borrowing costs ceases when the asset is substantially complete or if active development is suspended or ceases.

l)Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization, depletion or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value less costs to sell is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit ('CGU') to which the asset belongs. The Company’s CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or depreciation, if no impairment loss had been recognized.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

m)Leases

The Company recognizes contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration as a lease, with an ROU asset and corresponding lease liability recognized at the commencement date of the lease. ROU assets are recognized as discussed in note 3(i) whereas lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company's incremental borrowing rate. Lease payments included in the measurement of a lease liability include:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price of a purchase option if the Company is reasonably certain to exercise that option, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain it will not terminate early.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are subsequently remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option.

Finance charges are recorded as finance costs within net earnings, unless they are attributable to qualifying assets, in which case they are capitalized.

n)Share based payments

The Company has the ability under certain share based compensation plans (notes 17 and 20(b(i)) to grant equity based awards to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

i) Stock Options

The grant date fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (for options granted to individuals involved on specific projects).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

ii) Long-term Incentive Plan

The performance share units (“PSUs”) and restricted share units (“RSUs”) awarded to eligible executives and employees are settled in cash, common shares, or a combination therein. They are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded that are expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs. A corresponding amount is recorded as share based liabilities, as RSUs and PSUs are treated as cash-settled share based payments, until the liability is settled through a cash payment. At each reporting date and on settlement, the share based liability is remeasured, with changes in fair value recognized as share based compensation expense in the period.
iii) Deferred Share Units
Deferred share units (“DSUs”) awarded to non-executive directors will be settled in cash, common shares, or a combination thereof on the date when a director ceases to be a director. The fair value of the DSUs awarded, representing the market price of the Company’s shares, is recognized as share based compensation expense at grant date, as the units vest immediately, with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense in the period.
o)Pension plans
The Company has a defined contribution pension plan for its Canadian employees whereby the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. In Australia, the Company contributes a fixed percentage of the employees’ salaries to a federally mandated preservation fund of the employee's choice. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to net earnings, or capitalized to mining interests for employees directly involved in the specific projects.
p)Deferred income tax
Taxes, comprising both income taxes and mining taxes, are recognized in net earnings, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income, or directly in equity, respectively.
Deferred income taxes are recognized in the consolidated financial statements using the balance sheet liability method of accounting, and are recognized for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.
q)Share capital
Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).
r)Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements unless the Company is virtually certain to recover the asset, but are disclosed in the notes if their recovery is deemed probable.
Environmental rehabilitation
Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. If the impact of discounting is material, the provision is discounted using a pre-tax rate and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated on a UOP basis. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.
Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. For closed or non-operating sites, changes to estimated costs are recognized immediately in net earnings if the carrying value of the CGU to which it relates will not be fully recovered.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

s)Earnings per share
Basic earnings per share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share. The treasury stock method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.
4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar.

Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes
Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Transition from the exploration and evaluation stage to the development stage
Judgment is required in determining when an exploration and evaluation project has demonstrated technical feasibility, commercial viability and transitions from the exploration and evaluation stage to the development stage. In assessing the technical feasibility and commercial viability of an asset or CGU, the estimated operating results and net cash flows are determined by estimating the expected future revenues and costs, including the future production costs, capital expenditures, site closure and environmental rehabilitation costs. The estimated net cash flows include cash flows expected to be realized from the extraction, processing and sale of proven and probable reserves as well as mineral resources when there is a high degree of confidence in the economic extraction of those resources.

Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Valuation of Long-lived Assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the CGU level.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Provision for Environmental Rehabilitation
Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate environmental rehabilitation provision. These factors include estimates of the timing and costs of rehabilitation activities, current changes in available technologies and regulations, and changes in discount rates.
Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided.

5. ADOPTION OF NEW ACCOUNTING STANDARDS

(a)Accounting policies adopted in 2020

Effective January 31, 2020, in conjunction with the acquisition of Detour, the Company adopted a new accounting policy in relation to production phase stripping costs incurred at open pit mining operations, in line with the requirements of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which is discussed in note 3(i) under the Deferred stripping costs section.

As part of the Detour acquisition on January 31, 2020, the Company acquired an electricity contract under which the Detour Lake mine is paying below market rates over a five year period. This represents an intangible asset in the form of a contract asset and as such, an accounting policy for intangibles was adopted by the Company. Refer to note 3(j) for a description of the Company's Intangibles accounting policy.

(b)New accounting standards and amendments effective in 2020

The Company has adopted the following amendments to accounting standards, effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRS 3, Business Combinations

The IASB issued an amendment to IFRS 3, Business Combinations to facilitate companies in assessing whether the activities and assets that they acquire under a transaction are the acquisition of a group of assets or a business. The amendment confirmed that a business must include inputs and process and clarified that the process must be substantive; and the inputs and process must together significantly contribute to creating outputs. In addition, the amendment narrowed the definition of a business and added an optional concentration test that can be performed to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendment was adopted by the Company prospectively effective January 1, 2020 and was applied in relation to the Detour acquisition at January 31, 2020 and the transaction was determined to be the acquisition of a business.

(c)Standards and amendments issued but not yet effective or adopted

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

(i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

6. ACQUISITION OF DETOUR

On November 25, 2019, the Company entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour, with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date, have been exchanged under the agreement at the Exchange Ratio, resulting in the issuance of 190,069 replacement options.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Subsequent to the share issuance, Kirkland Lake and former Detour shareholders own 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour has become a wholly owned subsidiary of Kirkland Lake, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, in addition to the Company's other two cornerstone assets.

The Company determined that the transaction represents a business combination under IFRS 3 Business Combinations ("IFRS 3"), with Kirkland Lake identified as the acquirer and as such, the transaction has been accounted for using the acquisition method of accounting in accordance with IFRS 3. Based upon the January 31, 2020 opening share price of the Company's common shares, the total purchase price consideration of the acquisition was $3,134,444. Acquisition related costs of $33,131 were recorded in the Company's consolidated statements of operation and comprehensive income for the year ended December 31, 2020.

The table below presents the purchase price consideration and the Company's allocation of the purchase price to the assets acquired and liabilities assumed.

Purchase Price
Fair value of common shares issued	$3,131,451
Fair value of replacement stock options issued	2,993
$3,134,444

Purchase Price Allocation
Cash and cash equivalents	173,916
Accounts receivable	8,694
Inventories	129,355
Other current assets	22,087
Mining interest & Property, Plant and Equipment[1]	3,825,364
Intangibles	101,286
Other long-term assets	8,028
Total identifiable assets acquired	4,268,730

Accounts payable and accrued liabilities	(100,921)
Other current liabilities	(29,014)
Debt	(99,673)
Provisions and other non-current liabilities	(132,305)
Deferred tax liabilities	(772,373)
Total identifiable liabilities assumed	(1,134,286)
Total identifiable net assets	3,134,444
1 Includes $16,153 of right-of-use ('ROU') assets under leases.

The Company began consolidating the operating results, cash flows and net assets of Detour from January 31, 2020. For the eleven-month period ended December 31, 2020, Detour contributed revenue of $960,855 and earnings before income taxes of $338,126. Total consolidated revenue and earnings before tax for the Company were $2,460,104 and $1,152,709, respectively for the year ended December 31, 2020. If the acquisition of Detour had taken place on January 1, 2020, pro forma total consolidated revenue and earnings before income taxes for the Company would have been approximately $2,507,000 and $1,145,000, respectively, for the year ended December 31, 2020.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

7. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs, general and administrative costs, and care and maintenance costs for the years ended December 31, 2020 and 2019:

	Year ended December 31, 2020	Year ended December 31, 2019
Salaries, short-term incentives and other benefits	$306,332	$200,710
Share based payment expense (note 17(iii))	10,457	9,307
	$316,789	$210,017

8. OTHER LOSS, NET

Other loss, net for the years ended December 31, 2020 and 2019 includes the following:

	Year ended December 31, 2020	Year ended December 31, 2019
Loss on disposal of plant and equipment and mining interest	($6,502)	($4,983)
Change in fair value of warrant investments	(3,261)	(18)
Foreign exchange (loss), net	(58,462)	(16,208)
Other[1]	(4,264)	2,392
Other loss, net	($72,489)	($18,817)
1Includes $5.6 million spent on restructuring costs on the Canadian operations during the year ended December 31, 2020.

9. FINANCE ITEMS

Finance income and expense for the years ended December 31, 2020 and 2019 includes the following:

	Year ended December 31, 2020	Year ended December 31, 2019
Interest income on bank deposits	$3,543	$6,941
Finance income	$3,543	$6,941

Interest on finance leases and other loans	3,525	922
Finance fees and bank charges	1,600	512
Unwinding of discount on rehabilitation provision (note 18)	356	848
Loss on derivative contracts	2,355	—
Finance costs	$7,836	$2,282

10. INCOME TAXES

a)Income tax expense

A reconciliation of income tax expense and the earnings before income taxes multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Year ended December 31, 2020	Year ended December 31, 2019
Earnings before income taxes	$1,152,709	$798,182
Computed income tax expense at Canadian statutory rates (25%)	288,177	199,546
Non-deductible expenses/Non-taxable (income)	4,787	(1,286)
Foreign tax rate differential	38,132	32,267
Current and deferred Ontario Mining Tax	32,963	10,581
Revision in estimates	1,336	(5,879)
Tax benefit not recognized	(2,526)	3,314
Withholding taxes	264	324
Other	1,871	(765)
Total income tax expense	365,004	238,102
Current income tax expense	276,945	189,572
Deferred tax (recovery) expense	$88,059	$48,530

During the year ended December 31, 2020, the effective tax rate is 31.7% (year ended December 31, 2019 - 29.8%).

b)Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2020 and 2019 are as follows:

As at	December 31, 2020	December 31, 2019
Net deferred tax assets:
Employee provisions	9,525	13,543
Loss carry forwards	24,257	6,315
Mark to market adjustments	—	(9,201)
Other	301	75
	$34,083	$10,732

As at	December 31, 2020	December 31, 2019
Net deferred tax liabilities:
Mining interests and plant and equipment	(1,074,963)	(229,166)
Environmental rehabilitation provision	47,350	15,967
Ontario Mining Tax	(261,020)	(30,729)
Loss carry forwards	55,789	—
Tax credits	22,169	—
Inventory	(9,630)	(18,686)
Mark to market adjustments	6,504	2,902
Deferred revenue	18,954	—
Employee provisions	5,634	4,694
Other	(3,769)	(1,299)
	($1,192,982)	($256,317)

Changes in net deferred tax assets and liabilities for the years ended December 31, 2020 and 2019 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of year	($245,585)	($195,994)
Recognized in purchase price	(772,373)	—
Recognized in net earnings	(88,059)	(48,530)
Recognized in equity	(1,644)	2,637
Foreign currency translation in other comprehensive income (loss)	(51,238)	(3,698)
Net deferred tax liabilities, end of year	($1,158,899)	($245,585)

At December 31, 2020, no deferred tax liabilities have been recognized in respect of the aggregate amount of $686,258 (December 31, 2019 - $694,367) of taxable temporary differences associated with investments in subsidiaries.

As at December 31, 2020, deferred income tax assets have not been recognized in respect of the following because it is not probable that future taxable profit will be available against which the Company can use the benefits:

As at	December 31, 2020	December 31, 2019
Investments	20,835	—
Capital loss carryforwards	8,447	8,730
Investment tax credits	12,854	12,601
Mining interests	11,298	11,076
Provision for reclamation liabilities and other accruals	53,666	11,158
Australian royalty tax	383,771	347,883

The temporary differences arising from unrecognized investment tax credits have an expiry date of 2025 to 2030. The remaining deductible temporary differences do not expire under current tax legislation.

As at December 31, 2020, the Company had the following recognized Canadian and Australian income tax attributes to carry forward:

	Year ended December 31, 2020	Expiry
Canada
Non-capital losses	314,693	2024-2040
Tax basis of mining interests	141,092	Indefinite
Tax basis of plant and equipment	1,332,246	Indefinite
Financing costs	1,515	2021-2024
Investment tax credits	20,557	2030-2039
Corporate minimum tax credits	6,752	2040

Australia
Tax basis of mining interests	5,526	Indefinite
Tax basis of plant and equipment	146,263	Indefinite

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

c)     Uncertainty over Income Tax Treatments

The Company operates in Canada and Australia and as such, is subject to, and pays taxes under the regime in place within these countries, which are governed by general corporate tax laws. The Company has filed, and continues to file, all required tax returns and pays the taxes reasonably determined to be due. Tax rules and regulations are complex and subject to interpretation, with changes in tax law, or the manner in which they are interpreted, potentially impacting the Company's effective tax rate as well as its business and operations.

The Company's tax records, transactions and filing positions may be subject to examination by the tax authorities. The tax authorities may interpret the tax implications of a transaction differently from the Company, requiring many years before a resolution can be reached. Uncertainty in the interpretation and application of applicable tax laws and regulations by the tax authorities could adversely affect the Company.

11. ACCOUNTS RECEIVABLE

As at	December 31, 2020	December 31, 2019
Trade receivables	$85	$241
Sales tax and other statutory receivables	16,284	13,568
Other receivables	2,305	2,869
	$18,674	$16,678

There are no expected credit losses and none of the amounts included in receivables at December 31, 2020 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There were no recorded allowances for credit losses during the years ended December 31, 2020 and 2019. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

12. INVENTORIES

As at	December 31, 2020	December 31, 2019
Gold doré	$4,984	$791
Gold in circuit	27,696	10,941
Ore stockpiles	34,955	7,888
Supplies and consumables	81,568	28,066
	$149,203	$47,686

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the years ended December 31, 2020 and 2019 are $571,885 and $280,745, respectively. During the year ended December 31, 2020, there were write downs of inventory to net realizable value of $3,416 (year ended December 31, 2019 - $4,527). There were no reversals of write downs of inventory to net realizable value during the years ended December 31, 2020 and 2019.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

13. OTHER LONG-TERM ASSETS

As at	December 31, 2020	December 31, 2019
Investments in equity securities	$99,048	$253,540
Warrant investments	367	1,605
Deposits and other	4,184	184
Long-term inventories	12,288	—
	$115,887	$255,329

Long-term inventories include long-term stockpiles expected to be processed beyond the next 12 months and long-term supplies and consumables expected to be used beyond the next 12 months.

Investments in equity securities

Changes in the investments in equity securities for the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of year	$253,540	$141,781
Acquisition of investments	26,803	34,026
Disposition of investments	(174,334)	—
Gains (losses) recorded in OCI	(11,735)	68,891
Foreign currency translation recorded in OCI	4,774	8,842
Investments in equity securities, end of year	$99,048	$253,540

The fair value of the investments in equity securities held as at December 31, 2020 and December 31, 2019 are as follows:

Investments in equity securities	Shares held at December 31, 2020	Fair value as at December 31, 2019	Purchase/(sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at December 31, 2020
Osisko Mining Inc.	—	$101,757	($107,664)	$7,199	($1,292)	$—
Novo Resources Corp.	9,225,168	87,520	(38,862)	(32,688)	1,277	17,247
Wallbridge Mining Company Ltd.	78,109,200	39,943	17,643	(12,064)	2,338	47,860
De Grey Mining Ltd.	—	1,194	(25,770)	23,276	1,300	—
Other		23,126	7,122	2,542	1,151	33,941
Total		$253,540	($147,531)	($11,735)	$4,774	$99,048

Investments in equity securities	Shares held at December 31, 2019	Fair value as at December 31, 2018	Purchase/(sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at December 31, 2019
Osisko Mining Inc.	32,627,632	$73,452	$—	$24,135	$4,170	$101,757
Novo Resources Corp.	29,830,268	54,249	—	30,214	3,057	87,520
Wallbridge Mining Company Ltd.	57,000,000	—	24,434	14,687	822	39,943
De Grey Mining Ltd.	33,333,333	2,938	—	(1,848)	104	1,194
Other		11,142	9,592	1,703	689	23,126
Total		$141,781	$34,026	$68,891	$8,842	$253,540

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

14. MINING INTERESTS AND PLANT AND EQUIPMENT

Year ended December 31, 2020	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total[2]
Cost
At January 1, 2020	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Acquisition of Detour Gold Corporation[1]	2,026,183	336,756	2,362,939	1,342,054	120,371	3,825,364
Additions and transfers	285,555	(19,571)	265,984	436,469	(41,510)	660,943
Change in environmental closure assets (estimate and discount rate)	6,667	—	6,667	—	—	6,667
Disposals	(437)	—	(437)	(61,047)	(683)	(62,167)
Foreign currency translation recorded in OCI	152,373	25,070	177,443	112,832	15,088	305,363
Cost at December 31, 2020	$3,575,624	$503,328	$4,078,952	$2,406,943	$284,787	$6,770,682
Accumulated depreciation and depletion
At January 1, 2020	$376,197	$—	$376,197	$161,389	$—	$537,586
Depreciation	—	—	—	238,415	—	238,415
Depletion	188,613	—	188,613	—	—	188,613
Disposals	(303)	—	(303)	(51,441)	—	(51,744)
Foreign currency translation recorded in OCI	34,476	—	34,476	19,137	—	53,613
Accumulated depreciation and depletion at December 31, 2020	$598,983	$—	$598,983	$367,500	$—	$966,483
Carrying value at December 31, 2020	$2,976,641	$503,328	$3,479,969	$2,039,443	$284,787	$5,804,199
1Includes $16.2 million of ROU assets that were acquired with Detour Gold Corporation.
2Includes $180.8 and $261.2 million in carrying amounts at December 31, 2020 related to Holt Complex and Northern Territory, respectively.

Year ended December 31, 2019	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total
Cost
At January 1, 2019	$945,375	$106,138	$1,051,513	$385,344	$79,343	$1,516,200
Additions[1]	149,237	52,387	201,624	208,577	105,965	516,166
Change in environmental closure assets (estimate and discount rate)	15,195	—	15,195	—	—	15,195
Disposals	(28,114)	(129)	(28,243)	(31,203)	—	(59,446)
Foreign currency translation recorded in OCI	23,590	2,677	26,267	13,917	6,213	46,397
Cost at December 31, 2019	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$—	$281,431	$117,599	$—	$399,030
Depreciation	455	—	455	61,709	—	62,164
Depletion	112,275	—	112,275	—	—	112,275
Disposals	(26,671)	—	(26,671)	(24,229)	—	(50,900)
Foreign currency translation in OCI	8,707	—	8,707	6,310	—	15,017
Accumulated depreciation and depletion at December 31, 2019	$376,197	$—	$376,197	$161,389	$—	$537,586
Carrying value at December 31, 2019	$729,086	$161,073	$890,159	$415,246	$191,521	$1,496,926
1Includes $6.0 million of ROU assets associated with leases recognized upon adoption of IFRS 16.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Mining Interests

Non-depletable mining interests at December 31, 2020 of $503,328 (December 31, 2019 - $161,073) includes the addition of $336,756 (December 31, 2019 - nil) for the acquired mineral resources around the Detour Lake mine, and $152,519 (December 31, 2019 - $115,663) for the carrying amount of various acquired exploration properties in the Northern Territory, with the change primarily due to foreign exchange impact, capitalized exploration at the Northern Territory in the first quarter and underground development previously in capital work-in-progress.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2020	December 31, 2019
Trade payable and accrued liabilities	$208,736	$121,546
Payroll and government remittances	22,960	17,637
Warrant liability	4,254	—
	$235,950	$139,183

16. LEASES

Right-of use asserts related to leased properties that do not meet the definition of investment property are presented as mining interest and plant and equipment.

The Company leases many assets including buildings, mining equipment, storage facilities and IT equipment. Information for which the Company is a lessee is presented below.

Right-of-use assets

	Buildings	Mining equipment	Storage facilities	Vehicles	IT equipment	Total
Balance, January 1, 2020	3,068	25,731	352	19	47	29,217
Acquisition of Detour Gold Corporation	316	3,582	9,988	2,375	—	16,261
Additions (net of disposals)	5,806	(17,598)	(291)	199	—	(11,884)
Depreciation charge for the year	(1,269)	(1,053)	(1,195)	(715)	(14)	(4,246)
Foreign currency translation recorded in OCI	441	(197)	368	67	2	681
Balance, December 31, 2020	8,362	10,465	9,222	1,945	35	30,029

	Buildings	Mining equipment	Storage facilities	Vehicles	IT equipment	Total
Balance, January 1, 2019	1,544	29,982	176	22	59	31,783
Additions (net of disposals)	1,938	4,361	371	—	—	6,670
Depreciation charge for the year	(496)	(9,944)	(205)	(4)	(13)	(10,662)
Foreign currency translation recorded in OCI	82	1,332	10	1	1	1,426
Balance, December 31, 2019	3,068	25,731	352	19	47	29,217

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Lease liabilities

As at	December 31, 2020	December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	7,668	10,485
Later than one year	22,044	5,232
Total undiscounted lease liabilities	29,712	15,717
Lease liabilities included in the statement of financial position	26,171	15,316
Current	6,896	10,176
Non-current	19,275	5,140

Amounts recognized in profit or loss

	Year ended December 31, 2020	Year ended December 31, 2019
Interest on lease liability	2,197	269
Variable lease payments not included in the measurement of lease liabilities	20,654	26,167
Income from sub-leasing right-of-use assets	72	30
Expenses relating to short-term leases	4,610	8,532
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	427	192

Amounts recognized in the statement of cash flows

	Year ended December 31, 2020	Year ended December 31, 2019
Total cash outflow from financing activities	10,216	14,673
Total cash outflow from operating activities	21,781	28,212

17. SHARE BASED PAYMENT LIABILITIES
(i)Long-term incentive plan ("LTIP")
The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants.

The maximum number of common shares made available for issuance under the LTIP shall not exceed: (i) such number of common shares as would, when combined with all other common shares subject to grants under DSUs, RSUs and PSUs of the Company, be equal to 2% of the common shares then outstanding; and (ii) such number of common shares as would, when combined with all other common shares of the Company, be equal to 5.5% of the common shares outstanding from time to time.
The value of an RSU and PSU at the grant date is equal to the market price of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.
Upon vesting of the PSUs, the number of shares the holder can receive ranges between 0% and 200% of the number of the PSUs granted, to be determined at the end of the performance period based on the performance of the Company's underlying shares.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Movements in the number of the PSUs and RSUs for the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	511,768	540,828	502,037	524,094
Granted	104,861	106,985	117,143	129,146
Cancelled	(18,578)	(18,578)	(23,114)	(23,114)
Redeemed	(225,411)	(242,468)	(84,298)	(89,298)
Balance, end of year	372,640	386,767	511,768	540,828
(ii)Deferred share unit plan ("DSU Plan")
The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director.
Changes in the number of DSUs and phantom share units outstanding during the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	155,377	—	170,528	35,625
Granted	19,760	—	21,875	—
Redeemed	(54,251)	—	(37,026)	(35,625)
Balance, at end of year	120,886	—	155,377	—
Changes in the share based payment liabilities during the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Opening liability	$55,257	$4,276
Share based payment expense	10,457	9,307
Modification of share based payment	—	42,948
Redeemed RSUs, PSUs, DSUs and phantom share units (cash payments)	(31,907)	(2,453)
Foreign currency translation recorded in OCI	556	1,179
Total share based payment liability	$34,363	$55,257
Current portion of share based payment liability	$25,745	$36,783
Long term share based payment liability	$8,618	$18,474

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(iii)Share based payment expense

The cost of share based payments is allocated to production costs (granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees) and care and maintenance. The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the years ended December 31, 2020 and 2019 is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
General and administrative	$10,196	$9,018
Production costs	15	289
Care and maintenance	246	—
Total share based payment expense	$10,457	$9,307

18. PROVISIONS

As at	December 31, 2020	December 31, 2019
Environmental rehabilitation provision	$229,125	$71,121
Long service leave	7,658	2,642
Total provisions	236,783	73,763
Current provisions	71,976	29,776
Long-term balance	$164,807	$43,987

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis, if the impact of discounting is material, as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

In 2020, the Company revised its closure plan in relation to the Cosmo Howley Project Area at the Northern Territory, resulting in the recognition of an increase in the environmental remediation provision of $32,626. The revised closure plan was approved by the Company’s Board of Directors and communicated to the relevant governmental authorities during the third quarter. The Company reflected the increase in the environmental remediation provision as a corresponding expense in the Consolidated Statements of Operations and Comprehensive Income in the year ended December 31, 2020.

Changes in the environmental rehabilitation provision for the years ended December 31, 2020 and 2019 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of year	$71,121	$50,603
Changes in cost estimates	44,306	19,644
Acquisition of Detour Gold Corporation	116,044	—
Site closure and reclamation costs paid	(11,553)	(938)
Unwinding of discount on rehabilitation provision	356	848
Foreign currency translation recorded in OCI	8,851	964
Balance, end of year	229,125	71,121
Current portion	65,941	24,172
Long-term balance	$163,184	$46,949

The majority of the reclamation expenditures are expected to occur between 2021 and 2070. As the lives of the mines are extended, the timing of certain expenditures will be deferred. The Company determined that the impact of discounting the future reclamation expenditures as at December 31, 2020 and 2019 is immaterial and as such, no discount rate has been applied in determining the rehabilitation provision, with the exception of Detour in which a real risk-free discount rate was used in determining the rehabilitation provision as at December 31, 2020.

All estimates and assumptions are reviewed on an annual basis to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

19. DEFERRED PROCEEDS

In 2020, the Company entered into an Option Agreement with Newmont Canada FN Holdings ULC, in which the Company received deferred proceeds of $75,000 in exchange for an option to acquire certain mining and mineral rights related to the Company's Holt mine property. In connection with the agreement, Newmont can exercise the option only in the event the Company intends to restart operations at the Holt mine property and process material subject to the Holt royalty. The Company also has the right to assume Newmont’s obligations under the Holt royalty at any time, in which case the option would terminate. The deferred proceeds are presented as $77,575 at December 31, 2020 which differ from proceeds received due to foreign currency translation impacts.

20. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)SHARE CAPITAL

As at December 31, 2020, the Company had 268,097,877 common shares outstanding (December 31, 2019 - 209,624,480).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Share capital issuances

–During the year ended December 31, 2020, the Company issued an aggregate of 182,168 common shares upon the exercise of 182,168 stock options for $4,173 (year ended December 31, 2019 - the Company issued an aggregate of 670,767 common shares upon the exercise of 670,767 stock options for $3,855).
–Upon closing of the Detour acquisition on January 31, 2020, the Company issued 77,217,129 common shares to the former shareholders of Detour with a fair value of $3,131,451. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date have been exchanged under the agreement at the Exchange Ratio.

Repurchases

2020

–During the year ended December 31, 2020, the Company purchased 18,925,900 shares for $732,436 (C$974,736) pursuant to the Normal Course Issuer Bid ("NCIB"). All of the shares acquired have been legally canceled as of December 31, 2020.

2019

–During the year ended December 31, 2019, the Company purchased 1,127,000 shares for $42,775 (C$56,675) pursuant to the NCIB. All of the shares acquired have been legally canceled as of December 31, 2019.

Dividends

2020

Dividend declaration date	Dividend paid date	Per share	Paid USD	Paid CAD	Reduction in retained earnings
December 16, 2019	January 13, 2020	$0.06	$12,577	N/A	$—
March 18, 2020	April 13, 2020	$0.125	$34,650	N/A	$34,650
June 17, 2020	July 13, 2020	$0.125	$34,488	N/A	$34,488
September 18, 2020	October 14, 2020	$0.125	$34,227	N/A	$34,227
December 16, 2020	January 14, 2021	$0.1875	$—	N/A	$50,268
Total			$115,942		$153,633

2019

Dividend declaration date	Dividend paid date	Per share	Paid USD	Paid CAD	Reduction in retained earnings
December 11, 2018	January 11, 2019	C$0.04	$6,328	C$8,393	$—
March 15, 2019	April 12, 2019	C$0.04	$6,326	C$8,410	$6,326
May 7, 2019	July 12, 2019	$0.04	$8,408	N/A	$8,408
September 11, 2019	October 11, 2019	$0.04	$8,408	N/A	$8,408
December 16, 2019	January 13, 2020	$0.06	$—	N/A	$12,577
Total			$29,470		$35,719

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(b)RESERVES

(i)Share based payment compensation plans

In addition to the DSU and phantom share unit liabilities disclosed in note 17, the Company has the following outstanding equity based awards:

Stock options

The Company has a stock option plan ("the Stock Option Plan") that provides for the issuance of stock to employees, directors, or officers of the Company and any of its subsidiaries or affiliates, consultants, and management employees. On May 4, 2017, shareholders of the Company approved certain amendments to the Stock Option Plan, including changing the Stock Option Plan to a “rolling plan”. Accordingly, the aggregate number of common shares to be reserved for issuance in satisfaction of stock options granted pursuant to the Stock Option Plan and all other security based compensation plans must not exceed 5.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting any stock options. In accordance with the terms of the Stock Option Plan: (i) the exercise price of a stock option granted shall be determined by the Company's Board but in any event, shall not be less than the closing price of the common shares trading on the TSX on the date of grant; (ii) stock options shall have a maximum term of five years; and (iii) will generally be terminated ninety days after a participant ceases to be an officer, director, employee or consultant of the Company.

During the years ended December 31, 2020 and 2019, the Company did not grant any stock options other than replacement options issued relating to the Detour acquisition.

Changes in stock options during the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	218,489	$4.44	897,409	$5.02
Replacement options from Detour acquisition	190,069	35.07	—	—
Exercised	(182,168)	26.52	(670,767)	5.21
Expired	(8,153)	5.61	(8,153)	5.72
Stock options outstanding, end of year	218,237	$12.64	218,489	$4.44
Stock options exercisable, end of year	218,237	$12.64	218,489	$4.44

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Replacement options from the Detour acquisition were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average exercise price per share	C$35.07
Risk-free interest rate	1.83%
Expected volatility	36.64%
Expected life	0.91
Weighted average per share grant date fair value	C$34.48

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the year ended December 31, 2020:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	72,149	January 1, 2020 - March 31, 2020	$45.32
$3.42 - $38.78	47,913	April 1, 2020 - June 30, 2020	$56.32
$3.42 - $60.47	52,475	July 1, 2020 - September 30, 2020	$71.89
$27.91 - $35.55	9,631	October 1, 2020 - December 31, 2020	$53.10
	182,168		$56.28

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10
$3.42 - $6.82	334,679	April 1, 2019 - June 30, 2019	$49.24
$6.82	1,998	July 1, 2019 - September 30, 2019	$56.22
$4.95 - $6.82	161,674	October 1, 2019 - December 31, 2019	$59.43
	670,767		$48.69

(c)BASIC AND DILUTED INCOME PER SHARE

Basic and diluted income per share for the years ended December 31, 2020 and 2019 is calculated as shown in the table below. The diluted income per share for the years ended December 31, 2020 and 2019 includes the impact of certain outstanding options, PSUs and RSUs.

	Year ended December 31, 2020	Year ended December 31, 2019
Net earnings	$787,705	$560,080
Weighted average basic number of common shares outstanding (in '000s)	270,401	210,142
Basic earnings per share	$2.91	$2.67

Net earnings	787,705	560,080
Cash settling LTIP adjustment	2,306	1,450
Net earnings for diluted earnings	790,011	561,530
Weighted average diluted number of common shares outstanding (in '000s)	271,355	211,645
Diluted earnings per share	$2.91	$2.65

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Weighted average diluted number of common shares for the years ended December 31, 2020 and 2019 is calculated as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Weighted average basic number of common shares outstanding (in '000s)	270,401	210,142
In the money shares - share options (in '000s)	195	450
Dilutive RSUs and PSUs (in '000s)	759	1,053
Weighted average diluted number of common shares outstanding	271,355	211,645

21. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2020, the Company’s cash balance of $847,638 (December 31, 2019 – $707,206) was held at major Canadian and Australian banks in deposit accounts, and was comprised of $808,575 (as at December 31, 2019 – $686,481) denominated in US dollars, which was exposed to movements in foreign exchange rates. As at December 31, 2020, the impact of a 10% strengthening or weakening in foreign exchange rates would have resulted in a decrease or increase of $57,442 in net earnings, respectively.

Supplemental information to the statements of cash flows is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Change in non-cash working capital
(Increase) decrease in accounts receivable	($2,423)	$2,883
(Increase) in inventories	(50,028)	(3,121)
(Increase) in prepaid expenses	(8,615)	(4,429)
Increase (decrease) in accounts payable and accrued liabilities[1]	83,131	(20,733)
	$22,065	($25,400)

Investing and financing non-cash transactions
Property, plant and equipment acquired through lease	$7,585	$6,037
1Includes dividends payable.

22. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the years ended December 31, 2020 and 2019 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2020
	Macassa Mine	Holt Complex	Detour	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$326,584	$53,195	$960,855	$1,119,470	$—	$—	$2,460,104
Production costs	(107,336)	(36,054)	(356,072)	(87,844)	—	—	(587,306)
Royalty expense	(10,613)	(3,807)	(18,445)	(52,620)	—	—	(85,485)
Depletion and depreciation	(54,071)	(10,512)	(214,793)	(102,889)	—	(787)	(383,052)
Earnings from mine operations	154,564	2,822	371,545	876,117	—	(787)	1,404,261
Expenses
General and administrative	—	—	—	—	—	(60,490)	(60,490)
Transaction costs	—	—	—	—	—	(33,131)	(33,131)
Exploration	(1,492)	(901)	(1,990)	(6,723)	(3,003)	(306)	(14,415)
Care and maintenance	—	(16,607)	—	—	(16,397)	—	(33,004)
Rehabilitation costs	—	—	—	—	(33,730)	—	(33,730)
Earnings (loss) from operations	153,072	(14,686)	369,555	869,394	(53,130)	(94,714)	1,229,491
Other income (loss), net[1]							(72,489)
Finance items
Finance income[1]							3,543
Finance costs[1]							(7,836)
Earnings before income taxes							1,152,709

Expenditures on:
Mining interest	$84,634	$8,024	$134,061	$54,598	$10,404	$—	$291,721
Plant and equipment	57,019	2,823	207,015	83,288	12,520	6,557	369,222
Total capital expenditures[2]	$141,653	$10,847	$341,076	$137,886	$22,924	$6,557	$660,943

Total assets	$791,560	$196,874	$4,470,755	$584,795	$270,546	$766,006	$7,080,536
Total liabilities	$180,218	$118,972	$1,172,167	$186,986	$115,934	$221,328	$1,995,605
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$333,644	$161,413	$884,931	$—	$—	$1,379,988
Production costs	(99,227)	(104,888)	(76,919)	—	—	(281,034)
Royalty expense	(11,240)	(7,738)	(17,454)	—	—	(36,432)
Depletion and depreciation	(44,499)	(33,021)	(91,401)	—	—	(168,921)
Earnings (loss) from mine operations	178,678	15,766	699,157	—	—	893,601
Expenses
General and administrative	—	—	—	—	(45,365)	(45,365)
Transaction costs	—	—	—	—	(1,236)	(1,236)
Exploration	(1,338)	(5,288)	(15,895)	(10,948)	—	(33,469)
Care and maintenance	—	(43)	—	(1,148)	—	(1,191)
Earnings (loss) from operations	177,340	10,435	683,262	(12,096)	(46,601)	812,340
Other income (loss), net[1]						(18,817)
Finance items
Finance income[1]						6,941
Finance costs[1]						(2,282)
Earnings before income taxes						798,182

Expenditures on:
Mining interest	$104,728	$37,221	$78,449	$51,294	$—	$271,692
Plant and equipment	89,718	19,400	82,851	48,550	3,886	244,405
Total capital expenditures[2]	$194,446	$56,621	$161,300	$99,844	$3,886	$516,097

Total assets	$645,617	$223,494	$546,069	$197,768	$944,669	$2,557,617
Total liabilities	$203,521	$69,953	$113,629	$37,591	$316,169	$740,863
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	December 31, 2020	December 31, 2019
Geographic information
Australia	$821,777	$712,845
Canada	5,222,089	1,050,142
Total	$6,043,866	$1,762,987
The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Year ended December 31, 2020	Year ended December 31, 2019
Customer
1 - Australia	$1,119,166	$882,199
2 - Canada	364,882	221,958
3 - Canada	296,457	160,336
4 - Canada	—	—
Total	$1,780,505	$1,264,493
% of total sales	72%	92%
The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the years ended December 31, 2020 and 2019.

23. CAPITAL RISK MANAGEMENT
The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operation, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, reserves, accumulated other comprehensive income (loss) and retained earnings.
The Company’s capital at December 31, 2020 and 2019 is as follows:

As at	December 31, 2020	December 31, 2019
Share capital	$3,289,497	$886,309
Reserves	31,244	28,843
Accumulated other comprehensive income	235,709	14,571
Retained earnings	1,528,481	887,031
	$5,084,931	$1,816,754
The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and or debt markets as it progresses with its properties and projects. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

24. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

As at	December 31, 2020	December 31, 2019
Financial Assets
At fair value through profit or loss
Warrant investments (note 13)	$367	$1,605
Note receivable	3,928	—
	$4,295	$1,605

Loans and receivables, measured at amortized cost
Cash	$847,638	$707,206
Accounts receivable (not including sales taxes)	2,390	3,110
	$850,028	$710,316

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 13)	$99,048	$253,540

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 17)	$34,363	$55,257
Warrant liability (note 15)	4,254	—
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$231,696	$139,183
Dividend payable	50,268	12,577
Leases (note 16)	26,171	15,316
	$346,752	$222,333

Fair values of financial instruments

The fair values of cash, accounts receivable, note receivable, leases, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	December 31, 2020	December 31, 2019
Level 1
Investments in equity securities - publicly traded	$94,262	$252,385
Share based payment liabilities (note 17)	$34,363	$55,257

Level 2
Warrant investments (note 13)	$367	$1,605
Warrant liability (note 15)	$4,254	$—

Level 3
Investments in equity securities - privately held	$4,786	$1,155

Financial instruments risks factors

The Company is exposed to financial risks sensitive to changes in share prices, share price volatility, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the consolidated statements of financial position. At December 31, 2020 and December 31, 2019, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from trade receivables.

The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions for which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2020, the Company had a net working capital of $504,322 (December 31, 2019 - $377,685), including cash of $847,638 (December 31, 2019 - $707,206).

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

The contractual cash flow obligations of the Company as at December 31, 2020 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at December 31, 2020	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$235,950	$235,950	$—	$—	$—
Capital expenditure obligations	43,742	43,742	—	—	—
Purchase obligations	4,261	3,979	282	—	—
Lease obligation payments	29,712	7,668	8,503	5,991	7,550
Income taxes payable	141,513	141,513	—	—	—
	$455,178	$432,852	$8,785	$5,991	$7,550

Market risk

(a)Foreign currency risk

The Company is exposed to foreign currency risk as the development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars while gold is priced on international markets in US dollars, the Company’s presentation currency.

	CAD	AUD
Closing US dollar exchange rate at December 31, 2020	$0.79	$0.77
Average US dollar exchange rate during the year ended December 31, 2020	$0.75	$0.69
Closing US dollar exchange rate at December 31, 2019	$0.77	$0.70
Average US dollar exchange rate during the year ended December 31, 2019	$0.75	$0.70

Currency risk only exists on account of monetary financial instruments denominated in a currency that is not the functional currency. The following table indicates the impact of foreign currency exchange risk on net monetary financial assets, denominated in a currency other than the functional currency, as at December 31, 2020. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against the Canadian dollar and Australian dollar as identified which would have decreased the Company’s net earnings by the amounts shown in the table below. A 10 percent weakening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2020.

US$
Total foreign currency net financial assets in US$[1]	$753,744
Impact of a 10% variance of the CAD:US exchange rate on net earnings	$13,648
Impact of a 10% variance of the AUD:US exchange rate on net earnings	$39,764
(1)Includes financial assets and financial liabilities denominated in United States Dollars

(b)Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

The finance leases bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities on the Consolidated Statement of Operations. The impact on cash of a movement in interest rates by a plus or minus 1% change would not be material to the value of cash.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(c)Equity securities price risk

The Company is exposed to equity securities price risk of changes because of the investments in equity securities and warrant investments held by the Company. The Company's portfolio of investments is not part of its core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. As at December 31, 2020, the impact of a 10% increase or decrease in the share prices of the investments in equity securities would have resulted in an increase or decrease of $8,368, respectively, that would have been included in other comprehensive income. A 10% increase and 10% decrease in the share prices of the investments in equity securities would have resulted in an decrease of $805 and increase of $738 in net earnings, respectively in relation to the warrant investments.

25. RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Officer salaries and short-term benefits	$12,989	$10,661
Share based payment expense	7,784	4,237
Directors fees	3,589	600
Severance payments	597	461
	$24,959	$15,959

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $132 during the year ended December 31, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

26. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has royalty obligations on its various mines sites as discussed below:

Macassa

–A 1.5% Net Smelter Royalty ("NSR") payable to Franco-Nevada Corporation ("FNV") on production from the Company’s Macassa property.

–A 2% NSR on production from the Macassa mine payable to Sandstorm Gold Ltd. (Hurd-McCauley).

–A 3% NSR on production from the Macassa mine payable to Harbour Royalty Corp. (linked to gold price, NSR could decrease if gold price decreases below $1,000 CDN).

–A 20% Net Profits Interest ("NPI") on production at the Macassa mine payable to FNV relating to the Gracie Claim.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

–Minimum cash payment of $3,000 or $0.25 per ton mined payable to Boisvert/Joseph for claims held at the Macassa property.

–A 0.5% NSR on production from the Macassa mine to the First Nations identified in the IBA.

Detour

–Production from the Detour Lake Mine is subject to a 2% NSR payable to Franco-Nevada Canada Holdings Corp. (“FN”). FN has the right to elect, on a yearly basis, to have the royalty paid in cash or in-kind. FN has elected to receive the royalty paid in-kind in 2020.

–For the Detour Lake Mine, the Company has signed agreements with the Moose Cree First Nation, the Taykwa Tagamou Nation, the Wahgoshig First Nation and the Metis Nation of Ontario. These agreements commit the Company to payments based on annual revenue and gold price.

Fosterville

–For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine.

–For the Company’s mine properties in the State of Victoria, Australia, a 2.75% NSR royalty on the Fosterville Gold Mine payable to the Victorian Government effective January 1, 2020.

–The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant. The royalty was completed after the production of 3,724 ounces in January 2020.

Holt Complex

–The Holt Complex is subject to various royalties if operating.

Northern Territory

–The Northern Territory is subject to various royalties if operating.

The Company entered into the following earn-in agreements during the year ended December 31, 2020 with minimum funding commitments as described below:

Wallbridge Mining Company Ltd.

–Under the Option Agreement, the Company has the option to earn a 50% interest in the Detour East property upon contributing $7.5 million in exploration expenditures over a period of 5 years. A minimum commitment of $2 million must be contributed by the Company in the first 2 years, with $0.5 million and $1.5 million to be contributed within the first and second years, respectively.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Melkior Resources Inc.

–Under the Option Agreement, the Company has the option to earn a 50% interest in the Carscallen Project upon contributing $10 million in exploration expenditures over a period of 5 years. A minimum commitment of $3 million must be contributed by the Company in the first 2 years, with $1.5 million to be contributed in each of the 2 years.

27. CONTINGENCIES

Between June 29, 2020 and July 17, 2020, two putative class action complaints were filed by purported shareholders of the Company in the United States against the Company and Anthony Makuch. The complaints allege that during the period from January 8, 2018 and November 25, 2019, the defendants violated the United States securities laws by misrepresenting or failing to disclose material information regarding the acquisition of Detour Gold Corporation. Both actions were filed in the United States District Court for the Southern District of New York (the “Court”). Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. In November 2020, the lead plaintiff filed its amended complaint against the Company, Anthony Makuch and Eric Sprott. On January 22, 2021, the Company filed its motion to dismiss. The Company continues to believe that the claims are without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from any of the proposed class actions. The Company believes that the likelihood of loss is undeterminable at this time.

Various legal, tax and environmental matters are outstanding from time to time due to the nature of the Company’s operations. While the final outcome with respect to actions outstanding or pending at December 31, 2020 cannot be predicted with certainty, it is management’s opinion that it is not, more likely than not that these actions will result in the outflow of resources to settle the obligation; therefore no amounts have been accrued.